Exhibit (c)(5)

Nihonbashi 1-chome Mitsui Building

1-4-1 Nihonbashi, Chuo-ku,

Tokyo 103-8230, JAPAN

December 23, 2019

The Special Committee of the Board of Directors

LINE Corporation

Shinjuku Office/JR SHINJUKU MIRAINA TOWER 23rd FL.

4-1-6 Shinjuku, Shinjuku-ku, Tokyo, 160-0022, Japan

Members of the Special Committee of the Board of Directors:

We understand that LINE Corporation (“LINE”) proposes to enter into the Business Integration Agreement, to be dated as of December 23, 2019 (the “Agreement”) among SoftBank Corp. (“SoftBank”), NAVER Corporation (“NAVER”), Z Holdings Corporation (“ZHD”) and LINE, pursuant to which, among other things, SoftBank and NAVER or its wholly-owned subsidiary (collectively with NAVER, “NAVER Party”, and collectively SoftBank and NAVER Party, the “Tender Offerors”) will commence a tender offer in Japan and the U.S., respectively, (the “Joint Tender Offer”) to purchase, among others, all outstanding common shares of LINE (including American Depositary Receipts) not already owned by Softbank or NAVER (“LINE Common Shares”) for ¥5,380 per share in cash (the “Consideration”). Following consummation of the Joint Tender Offer, subject to the terms and conditions of the Agreement, the following steps, among others, will be taken (all the transactions contemplated in the Agreement, including the Joint Tender Offer is referred to as the “Transaction”): (i) in the event that, following the completion of the Joint Tender Offer, a portion of the LINE’s shares have not been tendered and acquired through the Joint Tender Offer, the Tender Offerors will implement squeeze-out procedures (with the intended result that post-squeeze out, the Tender Offerors shall be the only shareholders of LINE) using a share consolidation or other methods to take LINE private (hereinafter, the “LINE Squeeze-out”); (ii) After the LINE Squeeze-out, LINE will implement a tender offer to purchase 2,125,366,950 ZHD shares held by Shiodome Z Holdings Co., Ltd. (hereinafter, “ShiodomeZHD”), and SoftBank will transfer all ZHD shares holding through ShiodomeZHD to LINE (hereinafter, the “ZHD Shares Transfer Procedures”); (iii) SoftBank will transfer a part of its LINE’s shares to NAVER Party and the Tender Offerors will make the ratio of voting rights in LINE held by the Tender Offerors (immediately after the ZHD Shares Transfer Procedures) 50:50; and (iv) LINE will transfer all of its business under the control of ZHD, and ZHD will be a holding company, shares in which are listed on the TSE, having control over all of the current business of ZHD and LINE.

The terms and conditions of the Transaction are more fully set forth in the Agreement.

You (the “Special Committee”) have requested our opinion as to the fairness, from a financial point of view, to the holders of LINE Common Shares (other than SoftBank, NAVER Party and their respective affiliates) of the Consideration to be received by such holders in the Joint Tender Offer.

In connection with this opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to LINE;

(ii)

reviewed certain internal financial and operating information with respect to the business, operations and prospects of LINE furnished to or discussed with us by the management of LINE, including certain financial forecasts relating to LINE prepared by the management of LINE (such forecasts, “LINE Forecasts”);

(iii)	discussed the past and current business, operations, financial condition and prospects of LINE with members of management of LINE;

The Special Committee of the Board of Directors

LINE Corporation

(iv)

reviewed the trading history for common shares of LINE on the first section of the Tokyo Stock Exchange (TSE) and a comparison of that trading history with the trading histories of other companies we deemed relevant;

(v)	compared certain financial and stock market information of LINE with similar information of other companies we deemed relevant;

(vi)	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(vii)	reviewed a draft, dated December 20, 2019 of the Agreement (the “Draft Agreement”); and

(viii)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of LINE that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the LINE Forecasts, we have been advised by LINE, and have assumed, at the direction of the Special Committee, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of LINE as to the future financial performance of LINE. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of LINE, nor have we made any physical inspection of the properties or assets of LINE. We have not evaluated the solvency or fair value of LINE under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of the Special Committee, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on LINE or the contemplated benefits of the Transaction. In addition, we have assumed, at the direction of the Special Committee, that the final executed Agreement and related agreements will not differ in any material respect from the Draft Agreement and other draft agreements reviewed by us.

We express no view or opinion as to any terms or other aspects of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction. As you are aware, we were not requested to, and we did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of LINE. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by holders of LINE Common Shares (other than SoftBank, NAVER Party and their respective affiliates) and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. No opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration. In addition, no opinion or view is expressed with respect to the effect of foreign exchange rates in connection with the Joint Tender Offer, and our opinion is based solely on the Consideration as expressed in Japanese Yen described above. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to LINE or in which LINE might engage or as to the underlying business decision of LINE to proceed with or effect the Transaction. In addition, we express no

The Special Committee of the Board of Directors

LINE Corporation

opinion or recommendation as to whether any shareholder should tender their LINE Common Shares in the Joint Tender Offer, or as to how any shareholder should vote or act in connection with the Transaction or any related matter.

We have acted as financial advisor to the Special Committee of the Board of Directors of LINE in connection with the Transaction and will receive a fee for our services from LINE a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon completion of the Joint Tender Offer and the LINE Squeeze-out (but if the LINE Squeeze-out is not completed by the end of December, 2020 after completion of the Joint Tender Offer, the Transaction Fee shall be payable on January 1, 2021). In addition, LINE has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of LINE, ZHD, NAVER, SoftBank and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to LINE, ZHD, NAVER, SoftBank and their respective affiliates and have received or in the future may receive compensation for the rendering of these services, including having acted as (i) the Dealer Manager and Consent Solicitation Agent of an exchange offer and consent solicitation for SoftBank Group Corp’s 2015 Notes in March 2018, (ii) the Joint Global Coordinator of a US $3.3bn bond offering for Softbank Group Corp in April 2018, and (iii) International Active Joint Bookrunner for the initial public offering of SoftBank Corp. which listed and priced in December 2018.

It is understood that this letter is for the benefit and use of the Special Committee of the Board of Directors of LINE (in its capacity as such) in connection with and for purposes of its evaluation of the Joint Tender Offer.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Joint Tender Offer by holders of LINE Common Shares (other than SoftBank, NAVER Party and their respective affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,

MERRILL LYNCH JAPAN SECURITIES CO., LTD.